UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER 000-29621
CUSIP NUMBER 98385L 10 2

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):         ☒ Form 10-K  ☐ Form 20- F ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________________________________________________________________________________

Part I — REGISTRANT INFORMATION

Full Name of Registrant: NovAccess Global Inc.

Address of Principal Executive Office (Street and Number): 8834 Mayfield Road, Suite C

City, State and Zip Code: Chesterland, Ohio 44026

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on October 26, 2021, TN3, LLC (“TN3”), a company owned by Daniel G. Martin, our sole board member and chairman, entered into a preferred stock purchase agreement (the “purchase agreement”) with GPC Holdings, Inc. (“GPC”), a company owed indirectly by Shaheed Bailey. Pursuant to the purchase agreement, TN3 agreed to sell TN3’s shares of NovAccess Global Series B Convertible Preferred Stock to GPC. Upon completion of TN3’s sale of the preferred stock to GPC, Mr. Martin would resign from the NovAccess board and be replaced by Mr. Bailey. The parties expected that the transaction would close during the week of December 13, 2021. However, the conditions to closing have not been satisfied and the sale of the preferred stock has not been completed. We cannot predict when, or if, the transaction will be completed.

We were unable to complete the required disclosure in time to permit the company to timely file its Form 10-K for the year ended September 30, 2021 due to delays entailed by the pending sale of the preferred stock and the failure of the transaction to close as expected. We expect to file our Form 10-K for 2021 within the 15-day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dwain K. Morris-Irvin, Chief Executive Officer, at 440-644-1027

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NovAccess Global Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

NovAccess Global Inc.

Date: December 30, 2021	/s/ Dwain K. Morris-Irvin
By Dwain K. Morris-Irvin Chief Executive Officer